Exhibit 99.1

NOTICE TO SHAREHOLDERS

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company registration (NIRE): 29.3.0001633-1

São Paulo, January 15, 2020 — Suzano S.A. (“Company”), pursuant to Article 21-L of CVM Instruction No. 481, dated as of December 17, 2009, as amended, hereby announces to its shareholders and to the general market that the next Annual General Meeting of the Company will be held on April 24, 2020.

The Company also clarifies that further information related to such event will be properly disclosed at the right time in accordance with the applicable law. The Investor Relations department is available to provide any further clarification by the telephone +55 (11) 3503-9330 or by the e-mail ir@suzano.com.br.

São Paulo, January 15, 2020

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer